SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2022

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

1 Angel Court, London,
England, EC2R 7AG
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

14 January 2022

Prudential plc appoints George Sartorel as a Non-executive Director

Prudential plc (Prudential) announces the appointment of George David Sartorel as a Non-executive Director. He joins the Board with effect from 14 January 2022.

George Sartorel has extensive experience of China and Southeast Asia gained over his 40-year career in international insurance and was at the forefront of digital transformation during his time with the Allianz Group. George has held a range of senior leadership roles including as Regional CEO of Allianz AG's Asia Pacific business. He also served as a member of the Monetary Authority of Singapore's Financial Centre Advisory Panel from 2015 to 2019.

Shriti Vadera, Chair of Prudential plc, said: "I am delighted that George Sartorel is joining the Board as a Non-executive Director. He has considerable expertise in financial services following a long career in the insurance industry. With his extensive operational knowledge of China and Southeast Asia, and his experience of digital transformation, George will be a further invaluable addition to the Board, the composition of which continues to evolve in line with the Group's exclusive focus on Asia and Africa."

Media		Investors/Analysts
Simon Kutner	+44 (0)7581 023 260	Patrick Bowes	+44 (0)20 3977 9702
Ping Ping Tan	+65 9845 8904	William Elderkin	+44 (0)20 3977 9215

Notes to Editors

About George Sartorel
George David Sartorel has almost 40 years of operational experience in financial services. Mr Sartorel started his career at Manufacturers Mutual Insurance in Australia in 1973 which was acquired by Allianz in 1998. He has held a range of senior roles including General Manager of Allianz Malaysia, Allianz Australia and New Zealand and was responsible for introducing new technology platforms and claims management care models. Between 2005 and 2007, he was the Global Head of Change Programmes for the Allianz Group. In 2007 he became Chief Executive of Allianz Turkey and was appointed CEO of Allianz Italy in 2010. In 2014 Mr Sartorel became Regional CEO of Allianz's Asia Pacific business until 2019 and was a non-executive director of Allianz Australia from September 2019 until August 2021. He was a Founding Director of Allianz X (Allianz's digital investment unit), and the Founder of the Allianz Asia Advisory Council, which he chaired from its inception in 2016 until September 2021. Age 64.

Mr Sartorel is a non-executive director of Insurance Australia Group Limited, a company listed on the Australian Securities Exchange.

Mr Sartorel holds a Master's degree in International Business Studies from Heriot-Watt University.

Shareholding
Mr Sartorel does not hold any interest in any shares of Prudential within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

Length of service
Non-executive Directors are usually appointed for an initial three-year term. They are typically expected to serve for two three-year terms, although the Board may invite them to serve for an additional period.

Remuneration
Non-executive Directors are not eligible to participate in annual bonus plans, long-term incentive plans or pension arrangements. Their fees are determined by the Board and reflect their individual responsibilities, including committee membership as appropriate.

The annual fee for Mr Sartorel at appointment as a Non-executive Director will consist of a basic fee of £99,000.

Regulatory disclosures
Mr Sartorel is considered independent for the purposes of the UK Corporate Governance Code and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (Hong Kong Listing Rules).

Mr Sartorel will also join the Board of Prudential Corporation Asia Limited, a wholly-owned subsidiary of Prudential, on 14 January 2022.

Save as disclosed above, there is no further information required to be disclosed pursuant to Listing Rule 9.6.13 (1) - (6) of the Listing Rules of the Financial Conduct Authority and Rule 13.51(2) of the Hong Kong Listing Rules.

About Prudential plc
Prudential plc provides life and health insurance and asset management, with a focus on Asia and Africa. The business helps people get the most out of life, by making healthcare affordable and accessible and by promoting financial inclusion. Prudential protects people's wealth, helps them grow their assets, and empowers them to save for their goals. The business has more than 17 million life customers in Asia and Africa and is listed on stock exchanges in London, Hong Kong, Singapore and New York. Prudential is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America, nor with The Prudential Assurance Company Limited, a subsidiary of M&G plc, a company incorporated in the United Kingdom.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 14 January 2022

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Mark FitzPatrick

Mark FitzPatrick
Group Chief Financial Officer and Chief Operating Officer